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                                                                      EXHIBIT 99



Resolution of the Board of Directors adopted July 28, 2005 regarding the filling of vacancies on the Board of Directors.

         RESOLVED, that whenever a director is appointed by the Board to fill a vacancy in accordance with the provisions of Article Seventh of the Company's Restated Certificate of Incorporation, including vacancies resulting from an expansion in the size of the Board, such Director shall serve subject to approval by the stockholders at the next Annual Meeting of Stockholders following such appointment.